SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 28, 2004

TELIASONERA AB
(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES
TeliaSonera January-March 2004 — Pro Forma
First Quarter Review of the Group
First Quarter Review of Profit Centers
Auditors’ Review Report
Condensed Consolidated Income Statements
Condensed Consolidated Balance Sheets
Condensed Consolidated Cash Flow Statements
Segment Information
Quarterly Data
Non-Recurring Items
Number of Customers
TeliaSonera January-March 2004 — Legal
Condensed Consolidated Income Statements
Condensed Consolidated Balance Sheets
Condensed Consolidated Cash Flow Statements
Condensed Consolidated Statements of Changes in Shareholders’ Equity
Long-Lived Assets
Investments
Net Interest-Bearing Liability
Changes in Share Capital
Financial Instruments
Deferred Tax
Contingent Assets and Contingent Liabilities
Contractual Obligations
Exchange Rates
Basis for Presentation
Changes in Group Composition
Related Party Transactions
Loan Financing
Non-Cash Transactions
Stock Option Schemes
Swedish GAAP
Finnish GAAP
Parent Company
Financial Information/“Underlying” Measures of Results of Operations
Forward-Looking Statements

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2004	TELIASONERA AB
	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

TeliaSonera January-March 2004 — Pro Forma1)

•	Net sales, amounting to SEK 19,946 million (20,349), were on the same level as the preceding year adjusted for changes in exchange rates

•	Net income increased to SEK 2,344 million (1,639) and earnings per share to SEK 0.50 (0.35)

•	Operating income increased to SEK 4,122 million (3,288)

•	Free cash flow amounted to SEK 2,194 million (3,897), negatively affected by tax payments for the previous year

•	Divestment of Telia Finans reduced net debt by SEK 6.0 billion

•	Continued strong market initiatives yielded results

•	The number of customers increased to 22.4 million (20.7) in TeliaSonera and to 28.9 million (21.5) in associated companies year-on-year

•	Cash offer on Eesti Telekom was announced

Key Figures

	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Dec
	2004	2004	2003	2003
In millions, except percentages and per share data	SEK	EUR2)	SEK	SEK
Net sales	19,946	2,154	20,349	81,772
EBITDA excl. non-recurring items3)	7,200	777	7,562	30,690
Margin (%)	36.1	36.1	37.2	37.5
Income from associated companies	354	38	84	382
Operating income	4,122	445	3,288	13,140
Operating income excl. non-recurring items	3,761	406	3,288	14,831
Income after financial items	3,834	414	2,772	12,346
Net income	2,344	253	1,639	7,671
Earnings/loss per share	0.50	0.05	0.35	1.64
CAPEX	1,758	190	1,676	8,960
Free cash flow	2,194	237	3,897	17,499
Legal4)
Net sales	19,946	2,154	20,674	82,425
Net income	2,344	253	1,609	9,080
Earnings/loss per share	0.50	0.05	0.35	1.95

1)	Pro forma presentation excluding Telia’s Finnish mobile operations and Swedish cable TV operations.

2)	Convenience translation only, conversion rate SEK 1 = EUR 0.107984

3)	Non-recurring items, see table on page 29.

4)	Including Telia’s Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Comments from Anders Igel, President and CEO

“TeliaSonera is performing well despite the tough competition in our home markets.

We have had very good response on our market initiatives with increased market shares in important targeted segments, especially within fixed and mobile communications in Sweden.

To secure profitability and maintain or increase market shares, we are accelerating our initiatives to reach competitive cost levels in all operations.

We have responded to several new market demands. For instance, we have launched broadband-based voice over IP. In addition, we have launched mobile data services with seamless handover between current and next generation mobile systems or wireless broadband and automatic connection to the fastest possible system available.”

Outlook

During 2004, the market is expected to show continued good growth in mobile, decline in fixed voice and strong growth in Internet based services. We remain committed to pursuing profitable growth in our current footprint of operations. Based on continued market efforts, our ambition is that, during 2004, organic revenue growth will develop in line with or better than our markets.

The home market especially remains very competitive and we will continue to adapt the cost structure to reflect the market conditions in different segments.

Margins will be positively impacted by continued efficiency improvements and increased volumes and negatively by lower prices. Free cash flow will remain strong, although impacted by higher cash taxes, somewhat increased capital expenditure and higher use of the provisions.

Our ambition is to achieve majority control in all operations by increasing our shareholding in the associated companies, if possible. Our strong financial position together with our recent experience in making a successful cross-border merger, allow us now to look further ahead to take an active role in the consolidation of the European telecom service industry. Our starting point is to build on or increase our strength in the Nordic and Baltic home market, if and when the right opportunity occurs. Any acquisition must be value-enhancing by fulfilling our return requirements and allow us to maintain a solid financial position.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

First Quarter Review of the Group

Strong customer growth and market share gains balance price reductions

Continued strong market initiatives and customer orientation enabled TeliaSonera to defend its positions and in important segments win market shares on a market characterized by tougher competition and heavy price pressure.

Solid growth continued within mobile communications. Eurasia, Russia, Turkey and Denmark exhibited strong growth, while growth in Sweden, Norway and the Baltic countries was lower. In Finland, a robust increase in sales to service providers offset the loss on the end-customer market.

Sales of Internet and broadband climbed on all markets.

Within fixed voice, the market loss in Sweden was slowed and Telia won market shares in the consumer segment during the quarter. Fixed voice sales were growing again in Denmark after a successful restructuring.

Also in Lithuania, the fixed voice customer loss is gradually being halted, and in Finland, the Auria acquisition strengthened Sonera’s position.

International Carrier sales dropped due to weak demand for IP and capacity on the carrier market and to the closedown of unprofitable businesses.

At the end of the quarter, TeliaSonera had 22.4 million customers (20.7) and an additional 28.9 million customers (21.5) in associated companies, which is a year-on-year increase of 8 and 34 percent, respectively.

Price reductions and exchange rate effects led net sales to decrease 2 percent to SEK 19,946 million compared with the same quarter in the preceding year. Price changes and exchange rate fluctuations affected net sales negatively by 4 and 2 percent, respectively, while divestitures and acquisitions had a positive effect of 1 percent.

Increased operating income

Earnings were improved or maintained across the operations, except in Finland, where a decline was recorded.

During the quarter, competitive cost level initiatives were accelerated in most of our home markets. The aim is to secure high profitability and maintain or increase market shares.

TeliaSonera’s operating income increased to SEK 4,122 million (3,288).

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Non-recurring items, primarily a capital gain from the sale of Telia Finans and costs for synergy implementation affected operating income by SEK 361 million (—). Excluding non-recurring items, operating income increased to SEK 3,761 million (3,288).

EBITDA excluding non-recurring items decreased to SEK 7,200 million (7,562) and the margin declined slightly to 36 percent (37). Exchange rate fluctuations had a negative impact on EBITDA of 1 percent.

Financial items totaled SEK -288 million (-516) and were affected by non-recurring items totaling SEK -111 million (-198).

Net income increased to SEK 2,344 million (1,639) and earnings per share to SEK 0.50 (0.35).

CAPEX totaled SEK 1,758 million (1,676).

Financial position further strengthened

Free cash flow was SEK 2,194 million (3,897), negatively affected by tax payments for the previous year. Disbursements from restructuring reserves affected free cash flow by SEK -248 million. At the end of the quarter, reserves for future disbursements totaled SEK 2,903 million (3,093 at year-end).

In addition to free cash flow, TeliaSonera’s financial position was positively affected by approximately SEK 6.0 billion by the divestiture of Telia Finans. Compared to year-end, net debt was reduced by SEK 8,434 million, ending at SEK 9,773 million as of March 31.

The equity/assets ratio climbed from 56.7 to 58.6 percent.

Further initiatives keep synergy achievement ahead of schedule

Additional synergy initiatives were taken during the first quarter.

Product and service development: Decision to introduce a shared platform for prepaid card customer verification in the Nordic countries.

IT systems and infrastructure: Decision to introduce a shared support system for purchasing as well as a shared sales support system.

Purchasing: Renegotiation of supplier contracts and licensing agreements.

Network operations: Decision to establish a shared operating center for datacom connections.

The synergies identified and determined to date are expected to yield at year-end 2005 annual cost savings (OPEX) of SEK 1,868 million and annual CAPEX savings of SEK 460 million. Costs for gleaning these synergies are estimated at SEK 1,084 million.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

The synergies attained to date yield annual OPEX savings of SEK 1,217 million and annual CAPEX savings of SEK 421 million. The cost for implementing these synergies totaled SEK 816 million.

	Decided synergies	Achieved synergies
	(yearly run rate by	(yearly run rate by
SEK in millions	the end of 2005)	the end of Q1 2004)
OPEX
Product and service development	561	396
IT systems and infrastructure	344	94
Purchasing	303	303
Network operations	507	279
Corporate functions	153	145

Total	1,868	1,217

CAPEX
Product and service development	36	13
IT systems and infrastructure	25	16
Purchasing	386	386
Network operations	13	6

Total	460	421

First-quarter OPEX savings in 2004 totaled SEK 268 million and CAPEX savings totaled SEK 105 million compared with the same quarter of 2003.

Offer on Eesti Telekom

In April, TeliaSonera announced its decision to make a public cash offer for all the issued shares in AS Eesti Telekom. TeliaSonera presently holds 48.91 percent of the shares in Eesti Telekom, which in turn owns 100 percent of the mobile operator EMT and the fixed network operator Elion in Estonia.

First Quarter Review of Profit Centers

Market share gains and sustained strong margins in Sweden

Increased market initiatives and customer orientation are yielding results and Telia gained market shares within mobile services to business customers and within consumer fixed voice. In the first quarter, Telia had a net intake of 110,000 traffic customers within fixed voice.

Lower price levels and lower traffic volumes within fixed voice caused net sales to decrease 4 percent to SEK 10,160 million compared with the same quarter in the preceding year. Adjusted for a changed business relation with Eniro for directory assistance services the decrease was 3 percent, earnings were not affected.

Decreased sales affected EBITDA, but the margin was sustained at 41 percent as streamlining measures and synergy gains offset the loss of revenue and the increased marketing costs.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Operating income improved, which was attributable to reduced depreciation due to lower investment levels and extended depreciation schedules for copper cables in the fixed local network and station equipment for ADSL.

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions, except percentages	2004	2003	2003
Net sales	10,160	10,571	42,601
of which external	9,994	10,283	41,607
EBITDA	4,175	4,339	17,382
EBITDA excl. non-recurring items	4,175	4,339	17,723
Margin (%)	41.1	41.0	41.6
Operating income	3,006	2,744	10,893
Operating income excl. non-recurring items	3,006	2,744	11,234
CAPEX	725	616	3,105

During the quarter, competitive cost level initiatives were accelerated with the purpose to secure high profitability and maintain or increase market shares on the competitive Swedish market.

The increased CAPEX was mainly due to capacity expansion and integration of the GSM and UMTS networks as well as digitization of subscriber connections to telephone exchanges in the fixed network. In the quarter, SEK 112 million (66) was invested in mobile communications and SEK 613 million (550) in fixed communications.

Mobile communications

Adjusted for the changed business relation with Eniro, customer growth and increased use, including non-voice services, increased net sales 5 percent to SEK 2,891 million. Reallocation of certain costs from fixed to mobile communications reduced the margin to 40 percent (44) and EBITDA to SEK 1,168 million (1,235).

In the quarter, the number of customers increased by 35,000. The customer base increased by an additional 135,000 customers due to the changed policy for termination of prepaid customers resulting in a total number of customers of 4,008,000. The number of customers through service providers increased by 9,000 to 140,000.

The non-voice share of sales increased to 9 percent (6). The number of SMS messages sent per customer and month climbed to 21 (15) and Telia’s customers sent a total of 2,113,000 MMS during the first quarter.

Despite the strong intake of customers and the larger portion of prepaid customers, the average traffic volume per customer and month remained unchanged (121 minutes). Lower price levels decreased ARPU to SEK 227 (237).

Customer loyalty increased and churn dropped from 11 to 8 percent compared with the fourth quarter of 2003.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Fixed communications

Adjusted for the changed business relation with Eniro, net sales decreased 6 percent to SEK 7,269 million. EBITDA decreased to SEK 3,007 million (3,104), but the margin improved to 41 percent (40).

External fixed voice sales decreased 8 percent to SEK 4,961 million. Traffic sales decreased 16 percent to SEK 2,061 million due to lower volumes, campaign offerings and price reductions while sales for subscriptions and value-added services remained at SEK 2,900 million.

External sales of Internet and data services increased 5 percent to SEK 2,054 million. New services and initiatives within broadband spurred growth and broadband sales increased 32 percent to SEK 647 million. Broadband customers increased during the quarter by 24,000 to 423,000.

Telia had a net intake of 110,000 traffic customers. The number of fixed voice subscriptions decreased by 19,000 to 5,474,000 and the number of ISDN channels by 16,000 to 774,000.

Early in the quarter, Telia acquired Fortum’s 37,000 voice and Internet customers.

Customer segments

On March 10, the 3G network was opened for commercial use. All of Telia’s mobile customers have access to the network at no extra cost. The network currently covers approximately 75 percent of the population. If customers go outside the network’s coverage area, calls are automatically transferred over to GSM. Telia’s 3G network is together with the GSM network one of Europe’s most powerful mobile networks. Svenska UMTS-nät AB has invested SEK 1,800 million in 3G infrastructure to date.

To provide customers with an easy way to review costs for mobile datacom services, a simplified price structure for GPRS was introduced and, in conjunction with the 3G launch, prices were reduced by 40-55 percent in order to encourage the use of mobile Internet services. At the same, the price for MMS was cut from SEK 3.80 to SEK 2.90 per message for both consumers and business customers.

The Mobil 25 subscription was introduced for consumers, giving 25 free call minutes and a lower SMS price (0.85 SEK per SMS) for a monthly fee of SEK 50.

A new subscription form was introduced for prepaid card customers, Telia Refill, with lower prices for SMS and lower per-minute call rates.

Telia Fritid was introduced providing an unlimited number of flat rate calls during evenings and weekends for a monthly fee of SEK 30.

During the quarter, Telia launched broadband telephony, which in addition to ordinary phone calls also provides access to chat functions, video calling and text messaging. The geographic coverage for ADSL was expanded and ADSL is now available to 81 percent of households and 89 percent of businesses in Sweden.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Several offerings — including Telia Connect and Telia Connect Pro — were launched to simplify the use of mobile data services. A central feature in these offerings is the possibility to be connected to for instance a corporate intranet via multiple access forms such as WLAN, 3G, GPRS or GSM, whichever is the fastest available. The new services seamlessly handle the handover between the different accesses.

In order to simplify for small businesses, Telia launched a complete business package for mobile communications — Mobility2Day — including communications services, computers, software, mobile phones, training, installation and support.

Increased sales on a tough Finnish market

Strong broadband growth, increased sales to mobile service providers and the acquisition of Auria led net sales to increase 5 percent to SEK 4,565 million compared with the same quarter the preceding year.

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions, except percentages	2004	2003	2003
Net sales	4,565	4,368	17,697
of which external	4,480	4,264	17,394
EBITDA	1,691	1,823	6,668
EBITDA excl. non-recurring items	1,691	1,823	6,738
Margin (%)	37.0	41.7	38.1
Operating income	470	690	1,981
Operating income excl. non-recurring items	470	690	2,051
CAPEX	436	391	2,348

Fierce competition led to a decline in Sonera’s end customer base. However, the number of customers through service providers surged, increasing the overall number of customers in Sonera’s mobile network.

Price erosion, higher marketing costs, broadband installation costs and a larger proportion of service providers customers offset gains from efficiency measures and synergies reducing EBITDA and the margin to 37 percent.

Sonera will increase its efforts to regain end-customer market share. To do this with maintained good profitability a program that will secure competitive cost levels within Sonera has been initiated.

Strong ADSL growth increased CAPEX. In the first quarter, SEK 173 million (200) was invested in mobile communications and SEK 263 million (191) in fixed communications.

Mobile communications

Net sales increased 2 percent to SEK 2,809 million due to strong sales growth to service providers and increased usage of mobile services. Price erosion affected net sales by -10 percent.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

In the first quarter, the number of end customers decreased by 107,000 to 2,321,000 while customers through service providers increased by 257,000 to 434,000.

EBITDA decreased to SEK 1,216 million (1,393) and the margin declined to 43 percent (51).

Following number portability and the increased competition churn climbed significantly from 20 percent in the fourth quarter 2003 to 37 percent in the first quarter.

Share of non-voice sales was 12 percent (12). The number of SMS messages sent per customer and month increased to 34 (27) and Sonera’s customers sent a total of 645,000 MMS during the quarter.

The average traffic volume per customer and month increased to 236 minutes (222). ARPU declined to EUR 38.1 (38.8) due to price erosion.

Finnish mobile network operators achieved mutual agreements on new mobile-to-mobile termination fees. As of March 1, 2004, Sonera receives EUR 0.09 per minute for each call terminated in its network (previously EUR 0.1278 per minute). The new prices will negatively affect sales by a few percentage points and operating income by approximately SEK 45 million on a yearly basis.

Fixed communications

Net sales increased 9 percent to SEK 1,756 million, attributable to the acquisition of Auria (SEK 178 million) and strong broadband growth.

Leased lines sales and wholesale capacity sales in the amount of SEK 52 million were transferred from the fixed voice product area to Internet and data services. On a comparable basis, sales for Internet and data services climbed 14 percent to SEK 747 million and fixed voice sales increased 8 percent to SEK 666 million.

EBITDA improved to SEK 475 million (430) and the margin remained stable at 27 percent.

In the first quarter, the number of broadband customers increased by 24,000 to 174,000 while fixed voice subscriptions decreased by 14,000 to 790,000.

Customer segments

To maintain a strong market position in a highly competitive environment, the prices for the mobile subscriptions Sonera One and ZeroForty were reduced at the end of the quarter.

Sonera continues to build its multi-access strategy. The fixed and mobile offerings of Sonera Plaza and Sonera Colour were combined under the Sonera Plaza brand and the usability of these services was further improved.

To support TeliaSonera’s vision of simplicity, a successful turnkey delivery campaign was carried out for consumer broadband. Two new

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm fixed-line flat rate Internet subscriptions were launched; Sonera Internet Net Line, and Sonera Leisure Line.

Lower prices reduce total market growth in Norway

Competition continued to be intense during the first quarter, and the mobile market in Norway was marked by high subsidies and lower prices. NetCom continued with offerings and new marketing programs as well as initiatives to drive MMS growth. NetCom improved operating efficiency to secure competitive cost levels.

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions, except percentages	2004	2003	2003
Net sales	1,442	1,515	6,081
of which external	1,404	1,496	6,011
EBITDA	526	646	2,499
EBITDA excl. non-recurring items	526	646	2,499
Margin (%)	36.5	42.6	41.1
Operating income	49	81	423
Operating income excl. non-recurring items	49	81	452
CAPEX	133	161	861

Net sales were negatively affected by exchange rate fluctuations. In local currency sales climbed 8 percent due to increased usage of mobile services and strong customer growth year on year. Price reductions affected net sales by -7 percent.

In the quarter, customers through service providers climbed by 22,000 to 112,000 while end customers decreased by 5,000 to 1,190,000. The loss was in the prepaid segment while the number of subscription customers increased by 9,000, reflecting NetCom ´s strategy to focus on high ARPU segments.

The EBITDA margin decreased to 37 percent. Adjusted for one-time payments from Telenor in the first quarter of 2003, EBITDA remained unchanged in local currency, despite price reductions.

CAPEX decreased due to reduced GSM investments.

The average traffic volume per customer and month increased to 170 minutes (156), sustaining ARPU at a high level, NOK 334 (337), despite major price cuts.

The number of SMS messages sent per customer and month increased to 74 (70) and customers using NetCom’s network sent a total of 1,585,000 MMS during the quarter.

As of March 1, the SMS price was reduced from NOK 1.00 to NOK 0.69.

Churn was 19 percent (18).

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Robust sales and earnings growth in Denmark

Net sales increased 30 percent due to positive growth across all operations. Adjusting for accounting changes on mobile interconnect revenues*), sales increased 22 percent. Earnings exhibited continued positive development.

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions, except percentages	2004	2003	2003
Net sales	933	717	3,278
of which external	912	696	3,188
EBITDA	65	-27	70
EBITDA excl. non-recurring items	65	-27	70
Margin (%)	7.0	-3.8	2.1
Operating income	-73	-202	-561
Operating income excl. non-recurring items	-73	-202	-561
CAPEX	47	74	391

*)	External mobile interconnect revenues were previously reported net, but a transition was made to reporting gross in the fourth quarter of 2003.

Of CAPEX, SEK 18 million (25) referred to mobile communications, and SEK 29 million (49) to fixed communications, including cable TV.

Mobile communications

Strong customer growth and increased traffic volume per customer caused net sales to climb 34 percent to SEK 450 million.

TeliaXpress, with attractive pricing for voice services and free usage of SMS, continues to attract new customers and the number of mobile customers increased by 19,000 to 544,000 in the quarter.

EBITDA increased to SEK 15 million (-4).

The number of sent SMS messages per customer and month surged to 321 (49) and Telia’s customers sent a total of 469,000 MMS during the quarter.

Fixed communications

After a successful restructuring, net sales are climbing again within fixed communications. The primary engines behind this growth are the flat rate subscription for fixed voice, IP-VPN services and competitive wholesale offerings.

Excluding the cable TV operations Telia Stofa, external net sales increased 13 percent to SEK 296 million and EBITDA improved to SEK 4 million (-53).

In Telia Stofa, external net sales increased 26 percent to SEK 183 million and EBITDA improved to SEK 46 million (30).

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

New attractive offerings and transfer speed upgrades for Internet access added 9,000 broadband customers during the quarter, bringing the total to 113,000.

Baltic Countries

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions, except percentages	2004	2003	2003
Net sales	1,403	1,413	5,881
of which external	1,392	1,402	5,823
EBITDA	665	705	2,796
EBITDA excl. non-recurring items	665	705	2,846
Margin (%)	47.4	49.9	48.4
Income from associated companies	96	110	379
Operating income	271	275	994
Operating income excl. non-recurring items	271	275	1,164
CAPEX	143	132	758

Strong mobile growth and reduced customer loss within fixed voice in Lithuania

Mobile communications

Omnitel’s external net sales increased 9 percent to SEK 480 million due to customer growth.

EBITDA improved to SEK 226 million (220), but the margin dropped to 44 percent (50) due to increased marketing costs.

Operating income improved to SEK 83 million (79).

The price level dropped 4 percent. Most of the price changes implemented were aimed at business customers, including lower prices between Omnitel customers. In the first quarter, customers increased by 49,000 to 1,101,000.

Fixed communications

Lietuvos Telekomas’ external net sales dropped 10 percent to SEK 461 million due to reduced prices within fixed voice, which represents the greater part of its sales. Lower sales affected EBITDA, which decreased to SEK 227 million (277). The margin fell to 47 percent (53).

Operating income totaled SEK -41 million (-27).

In the first quarter, fixed voice sales decreased 10 percent to SEK 377 million due to price cuts of 17 percent and customer loss. However, traffic volume was 10 percent higher than in the comparable quarter and customer loss has gradually been reduced. The number of fixed voice customers decreased by 3,000 to 825,000 in the quarter.

Several activities are underway to promote Internet usage and a number of attractive offerings have been launched for both dial-up Internet and ADSL access. During the quarter, sales for Internet and data ser-

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm vices climbed 8 percent to SEK 83 million. The number of broadband customers (ADSL) increased by 6,000 to 31,000.

Strong mobile growth and good earnings in fixed line operations in Latvia

Mobile communications

Latvijas Mobilais Telefons (LMT) increased net sales 6 percent to SEK 457 million due to customer growth and increased traffic per customer. In local currency, net sales increased 13 percent.

EBITDA improved 12 percent to SEK 252 million and the margin increased to 55 percent (52). In local currency, EBITDA increased 20 percent.

Operating income improved to SEK 174 million (133).

In the quarter, the number of customers increased by 20,000 to 554,000 and customers through service providers increased by 6,000 to 81,000.

Fixed communications

Lattelekom (associated company, 49 percent) reported slightly decreased sales. Fixed voice sales dropped while sales for Internet and data services further increased.

Earnings improved and share of net income increased to SEK 35 million (10). After amortization of goodwill and fair value adjustments, income from Lattelekom increased to SEK 55 million (52).

In the beginning of March, TeliaSonera and the Republic of Latvia agreed to withdraw their respective claims and thereby settle the dispute between them regarding Lattelekom. The dispute had been the subject of ICC arbitration proceedings since 2000.

Stable performance in Estonia

Mobile communications

EMT (associated company, 49 percent holding) reported increased net sales and increased net profit. Share of net income decreased to SEK 59 million (65). After amortization of goodwill and fair value adjustments, income from EMT decreased to SEK 30 million (44).

Fixed communications

Elion (associated company, 49 percent holding) reported increased net sales and increased net profit. Share of net income totaled SEK 26 million (26). After amortization of goodwill and fair value adjustments, income from Elion was SEK 10 million (14).

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Strong margin improvement and strong customer growth in Eurasia

Fintur reported strong net sales and earnings for the quarter compared with same quarter in the preceding year. In local currencies, net sales increased 65 percent.

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions, except percentages	2004	2003	2003
Net sales	794	558	2,742
of which external	794	558	2,740
EBITDA	444	280	1,490
EBITDA excl. non-recurring items	444	280	1,490
Margin (%)	55.9	50.2	54.3
Operating income	302	133	889
Operating income excl. non-recurring items	302	133	889
CAPEX	212	225	990

During the quarter, customer growth was 294,000. ARPU increased in all operations.

Earnings showed strong improvement and the margin increased to 56 percent.

The Fintur companies are still in the phase of network rollout while building out capacity in major cities to meet the customer growth. CAPEX was 27 percent in relation to net sales during the quarter. This was below plan as KCell network investments were postponed from first to second quarter.

In Kazakhstan, KCell increased its customer base during the first quarter by 174,000 to 1,164,000.

In Azerbaijan, Azercell increased its customer base by 77,000 to 989,000, and passed the 1,000,000 mark in April 2004.

In Georgia, Geocell increased its customer base by 21,000 to 328,000.

In Moldova, Moldcell increased its customer base by 22,000 to 198,000.

Over 1.4 million new customers in Russia

MegaFon (associated company, 44 percent holding) reported continued strong growth in both net sales and earnings. The number of customers increased by 1,412,000 to 7,587,000 in the first quarter, and the company further strengthened its market position. In absolute numbers, customer growth was strongest in the southern and northwestern regions.

MegaFon continued its positive earnings trend and share of net income from MegaFon in the first quarter climbed to SEK 166 million (90). After

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm amortization of goodwill and fair value adjustments, income from MegaFon increased to SEK 120 million (34).

In March, MegaFon launched operations in the Far East region, which means that the company now has commercial operations up and running in all seven major regions in Russia.

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
Share of net income	166	90	709
Amortization of goodwill and fair value adjustments	-46	-56	-200

Income from associated companies	120	34	509

In the first quarter, the total number of mobile customers in Russia climbed by 6 million, bringing mobile penetration up to approximately 29 percent.

Turkcell’s result impacted by provisions

Turkcell (associated company, 37.3 percent holding, reported with a one-quarter lag) reported a negative result of USD 14 million under US GAAP for the fourth quarter. This downturn was attributable to an increase of USD 539 million in provisions for the ongoing disputes with Turkish Treasury, Turkish Telecommunication Authority and Turk Telekom. The increase in provisions was partly offset by recognizing a deferred tax asset of USD 458 million, related to existing tax credit carry-forwards.

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
Share of net income (US GAAP)	-38	108	600
IFRS/IAS adjustments	288	154	706
Amortization of goodwill and fair value adjustments	-182	-146	-688

Income from associated companies	68	116	618

Share of net income from Turkcell decreased to SEK -38 million (108). After inflation adjustments, amortization of goodwill and fair value adjustments, income from Turkcell was SEK 68 million (116).

In the fourth quarter of 2003, the number of customers climbed by 800,000 to 19 million.

Weak demand for IP and capacity on the international carrier market

In the carrier business, net sales fell 37 percent compared with the same quarter last year, mainly due to the closedown of domestic voice sales through resellers in the United Kingdom and the phase-out of unprofitable business as part of the reconstruction. Compared to the fourth quarter of 2003, net sales decreased 8 percent, mainly reflecting price pressure and lower volumes within IP and capacity.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Excluding non-recurring items, EBITDA and operating income improved year on year. Compared with the fourth quarter, however, earnings decreased due to lower demand for IP and capacity on the international carrier market.

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions, except percentages	2004	2003	2003
Net sales	935	1,492	4,892
of which external	611	1,157	3,589
EBITDA	-46	-45	237
EBITDA excl. non-recurring items	-9	-45	144
Margin (%)	-1.0	-3.0	2.9
Operating income	-194	-199	-259
Operating income excl. non-recurring items	-126	-199	-298
CAPEX	40	27	239

Non-recurring items had a negative impact of SEK 68 million on operating income due to synergy implementations and negative impact on reserves from fluctuation in exchange rates.

In the first quarter, SEK 108 million of the reserves was utilized for restructuring and synergy implementations. The reserves totaled SEK 2,572 million at the end of the period. Up to SEK 800 million is expected to be disbursed in 2004. The remaining part will be used later during the phase-out of long-term contracts.

CAPEX, which is strictly customer-related or dedicated to reducing operating costs, increased.

TeliaSonera Holding

In TeliaSonera Holding, net sales increased 9 percent compared to the same quarter of the preceding year. Sales for comparable operations decreased.

Earnings growth, primarily in the associated companies Infonet and Telefos led to improved operating income excluding non-recurring items.

Additional businesses were divested in the first quarter.

The sale of Telia Finans was completed, generating a capital gain of SEK 429 million and a cash inflow of approximately SEK 6.0 billion.

The divestiture of Ki Consulting, part of the Telefos Group (49 percent stake), had a positive effect on earnings of SEK 39 million for TeliaSonera and generated a cash inflow of SEK 398 million.

The divestiture of the remaining 7 percent stake in Metro One entailed a capital loss, for which a corresponding write-down was made in the final accounts for 2003, and a cash inflow of SEK 26 million.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

The sale of the 37 percent stake in INGROUP was completed, incurring a capital loss for which a provision was made in the final accounts for 2003.

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions, except percentages	2004	2003	2003
Net sales	415	380	1,628
of which external	359	344	1,389
EBITDA	391	-7	110
EBITDA excl. non-recurring items	-38	-7	110
Margin (%)	-9.2	-1.8	6.8
Income from associated companies	50	-158	-1,176
Operating income	416	-235	-1,447
Operating income excl. non-recurring items	-13	-235	-327
CAPEX	19	46	211

The divestiture of the 1 percent holding in the satellite company Eutelsat S.A. yielded a cash inflow of SEK 130 million and a capital gain of SEK 63 million, which affected financial items.

The 29 percent holding in the consulting broker eWork Scandinavia AB was divested, generating a capital gain of SEK 3 million and a cash inflow of SEK 6 million.

In the first quarter, Yahoo exercised its option to sell back its 16 percent stake in Zed to TeliaSonera. The purchase price was EUR 7 million.

After an arbitration decision, Vodafone’s shares in Xfera were acquired for EUR 9 million. At the same time, a capital infusion to Xfera of EUR 3 million was made. Both investments were written down and affected financial items.

The subsidiaries Sergel Kredittjänster AB and TeliaSonera Payphone AB were transferred from Holding to TeliaSonera Sweden during the quarter.

On April 1, the Hong Kong-based mobile company Peoples Telephone Company was listed on the stock exchange. The associated company Overseas Telecom had an 8 percent stake in the company, which was sold in conjunction with the IPO. The capital gain from the sale will have a positive effect of approximately SEK 100 million on TeliaSonera’s operating income in the second quarter.

Stockholm, April 28, 2004

Anders Igel
President and CEO

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Auditors’ Review Report

     We have made a review of this interim report in accordance with recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is substantially limited in scope in comparison to an audit. Nothing has come to our attention that indicates that this interim report fails to comply with the requirements of the Swedish Securities Exchange Act and International Financial Reporting Standards (IFRS/IAS).

Stockholm, April 28, 2004

Ernst & Young AB	KPMG Bohlins AB

Lars Träff	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant

Financial Information
Interim Report January-June 2004	July 28, 2004
Interim Report January-September 2004	October 27, 2004

Questions regarding content:
TeliaSonera AB
Investor Relations
SE—106 63 Stockholm, Sweden
Tel. +46 8 504 550 00
Fax +46 8 611 46 42
www.teliasonera.com/ir

Ordering of individual	Shareholders with questions
printed reports:	regarding the distribution
Tel. +46 372 851 42	of financial reports or for
Fax +46 372 843 56	change of address:
www.teliasonera.com/ir	Tel. +46 8 449 88 16
Fax +46 8 449 88 10
E-mail: teliasonera@strd.se

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Income Statements

	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Dec
	2004	2004	2003	2003
In millions, except per share data and no. of shares	SEK	EUR	SEK	SEK
Net sales	19,946	2,154	20,349	81,772
Operating expenses	-12,355	-1,334	-12,787	-51,450

EBITDA	7,591	820	7,562	30,322
Depreciation, amortization and write-downs	-3,823	-413	-4,358	-17,564
Income from associated companies	354	38	84	382

Operating income	4,122	445	3,288	13,140
Net financial revenues and expenses	-288	-31	-516	-794

Income after financial items	3,834	414	2,772	12,346
Income taxes	-1,246	-135	-938	-3,706
Minority interests	-244	-26	-195	-969

Net income	2,344	253	1,639	7,671

Earnings/loss per share
Basic	0.50	0.05	0.35	1.64
Diluted	0.50	0.05	0.35	1.64
Weighted average no. of shares (thousands)
Basic	4,675,232	4,675,232	4,675,232	4,675,232
Diluted	4,675,232	4,675,232	4,675,953	4,676,040

EBITDA excl. non-recurring items	7,200	777	7,562	30,690
Operating income excl. non-recurring items	3,761	406	3,288	14,831

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Balance Sheets

	March 31,	March 31,	Dec 31,
	2004	2004	2003
In millions	SEK	EUR	SEK
Assets
Intangible fixed assets	62,018	6,697	61,820
Tangible fixed assets	48,967	5,288	49,161
Financial fixed assets	38,175	4,122	42,061
Total fixed assets	149,160	16,107	153,042
Inventories, etc.	529	57	501
Receivables	20,348	2,197	24,170
Short-term investments	14,819	1,600	8,658
Cash and bank	3,715	401	3,689
Total current assets	39,411	4,255	37,018

Total assets	188,571	20,362	190,060

Shareholders’ equity and liabilities
Shareholders’ equity	116,344	12,563	112,393
Minority interests	3,736	403	3,441
Provisions for pensions and employee contracts	612	66	522
Deferred tax liability, other provisions	14,675	1,585	14,775
Total provisions	15,287	1,651	15,297
Long-term loans	15,318	1,654	25,867
Short-term loans	12,989	1,403	4,687
Non-interest bearing liabilities	24,897	2,688	28,375
Total liabilities	53,204	5,745	58,929

Total shareholders’ equity and liabilities	188,571	20,362	190,060

Condensed Consolidated Cash Flow Statements

	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Dec
	2004	2004	2003	2003
In millions	SEK	EUR	SEK	SEK
Cash flow from operating activities	3,984	430	5,586	26,554
Intangible and tangible assets acquired (cash CAPEX)	-1,790	-193	-1,689	-9,055
Free cash flow	2,194	237	3,897	17,499
Cash flow from other investing activities	6,466	698	404	3,334
Total cash flow from investing activities	4,676	505	-1,285	-5,721
Cash flow before financing activities	8,660	935	4,301	20,833
Cash flow from financing activities	-2,572	-278	-5,401	-14,162

Cash flow for the period	6,088	657	-1,100	6,671

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Segment Information

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
Net sales1)
Sweden	10,160	10,571	42,601
Mobile	2,891	2,786	12,312
Fixed2)	7,269	7,785	30,289
Finland	4,565	4,368	17,697
Mobile	2,809	2,757	10,898
Fixed2)	1,756	1,611	6,799
Norway — mobile	1,442	1,515	6,081
Denmark	933	717	3,278
Mobile	450	336	1,552
Fixed2)	483	381	1,726
Baltic countries	1,403	1,413	5,881
Lithuania — mobile	508	439	2,032
Lithuania — fixed	488	520	2,136
Latvia — mobile	457	431	1,855
Other	-50	23	-142
Eurasia — mobile	794	558	2,742
Russia	0	0	0
International Carrier	935	1,492	4,892
Holding	415	380	1,628
Corporate	1	1	4
Eliminations	-702	-666	-3,032

The Group	19,946	20,349	81,772

1)	For information about external net sales per product area: www.teliasonera.com/ir

2)	Including eliminations between fixed and mobile communications

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
EBITDA
Sweden	4,175	4,339	17,382
Mobile	1,168	1,235	5,529
Fixed	3,007	3,104	11,853
Finland	1,691	1,823	6,668
Mobile	1,216	1,393	5,136
Fixed	475	430	1,532
Norway — mobile	526	646	2,499
Denmark	65	-27	70
Mobile	15	-4	-91
Fixed	50	-23	161
Baltic countries	665	705	2,796
Lithuania — mobile	226	220	900
Lithuania — fixed	227	277	1,009
Latvia — mobile	252	225	944
Other	-40	-17	-57
Eurasia — mobile	444	280	1,490
Russia	0	-2	0
Turkey	0	-1	0
International Carrier	-46	-45	237
Holding	391	-7	110
Corporate	-230	-176	-964
Eliminations	-90	27	34

The Group	7,591	7,562	30,322

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
EBITDA excl. non-recurring items
Sweden	4,175	4,339	17,723
Mobile	1,168	1,235	5,529
Fixed	3,007	3,104	12,194
Finland	1,691	1,823	6,738
Mobile	1,216	1,393	5,200
Fixed	475	430	1,538
Norway — mobile	526	646	2,499
Denmark	65	-27	70
Mobile	15	-4	-91
Fixed	50	-23	161
Baltic countries	665	705	2,846
Lithuania — mobile	226	220	900
Lithuania — fixed	227	277	1,059
Latvia — mobile	252	225	944
Other	-40	-17	-57
Eurasia — mobile	444	280	1,490
Russia	0	-2	0
Turkey	0	-1	0
International Carrier	-9	-45	144
Holding	-38	-7	110
Corporate	-230	-176	-964
Eliminations	-89	27	34

The Group	7,200	7,562	30,690

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
Depreciation, amortization and write-downs
Sweden	-1,185	-1,594	-6,484
of which amortization of goodwill and fair value adjustments	-1	-1	-3
Finland	-1,224	-1,133	-4,757
of which amortization of goodwill and fair value adjustments	-581	-519	-2,240
Norway	-477	-565	-2,076
of which amortization of goodwill and fair value adjustments	-294	-335	-1,260
Denmark	-138	-176	-619
of which amortization of goodwill and fair value adjustments	-8	-6	-14
Baltic countries	-491	-541	-2,181
of which amortization of goodwill and fair value adjustments	-138	-146	-529
Eurasia	-143	-147	-600
of which amortization of goodwill and fair value adjustments	-29	-44	-176
International Carrier	-148	-154	-496
of which amortization of goodwill and fair value adjustments	0	0	-1
Holding	-25	-70	-380
of which amortization of goodwill and fair value adjustments	-14	2	-3
Corporate	-3	-6	-12
Eliminations	11	28	41

The Group	-3,823	-4,358	-17,564

of which amortization of goodwill and fair value adjustments	-1,065	-1,049	-4,227

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
Income from associated companies
Sweden	16	-1	-6
Finland	3	0	70
Denmark	1	0	-12
Baltic countries	96	110	379
Latvia — fixed	55	52	205
Share of net income	35	10	117
Amortization of goodwill and fair value adjustments	20	42	88
Estonia — mobile	30	44	136
Share of net income	59	65	215
Amortization of goodwill and fair value adjustments	-29	-21	-79
Estonia — fixed	10	14	41
Share of net income	26	26	84
Amortization of goodwill and fair value adjustments	-16	-12	-43
Eurasia	—	—	—
Russia	120	34	509
Share of net income	166	90	709
Amortization of goodwill and fair value adjustments	-46	-56	-200
Turkey	68	116	618
Share of net income (U.S. GAAP)	-38	108	600
IFRS/IAS adjustments	288	154	706
Amortization of goodwill and fair value adjustments	-182	-146	-688
Holding	50	-158	-1,176
Share of net income	94	-138	-271
Capital gains/losses	23	-22	251
Write-downs	-67	2	-1,435
Amortization of goodwill and fair value adjustments	0	0	279
Corporate	0	0	0
Eliminations	0	-17	0

The Group	354	84	382

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
Operating income
Sweden	3,006	2,744	10,893
Finland	470	690	1,981
Norway	49	81	423
Denmark	-73	-202	-561
Baltic countries	271	275	994
Eurasia	302	133	889
Russia	120	32	509
Turkey	69	115	618
International Carrier	-194	-199	-259
Holding	416	-235	-1,447
Corporate	-234	-182	-976
Eliminations	-80	36	76

The Group	4,122	3,288	13,140

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
Operating income excl. non-recurring items
Sweden	3,006	2,744	11,234
Finland	470	690	2,051
Norway	49	81	452
Denmark	-73	-202	-561
Baltic countries	271	275	1,164
Eurasia	302	133	889
Russia	120	32	509
Turkey	69	115	618
International Carrier	-126	-199	-298
Holding	-13	-235	-327
Corporate	-234	-182	-976
Eliminations	-80	36	76

The Group	3,761	3,288	14,831

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
CAPEX
Sweden	725	616	3,105
Finland	436	391	2,348
Norway	133	161	861
Denmark	47	74	391
Baltic countries	143	132	758
Eurasia	212	225	990
International Carrier	40	27	239
Holding	19	46	211
Corporate	3	4	57
Eliminations	0	0	0

The Group	1,758	1,676	8,960

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

	Jan-Mar	Jan-Mar	Jan-Dec
	2004	2003	2003
Number of employees
Sweden
At the end of the period	10,787	11,361	10,948
Average for the period	10,239	10,869	10,476
Finland
At the end of the period	6,679	6,200	6,661
Average for the period	6,318	5,754	5,984
Norway
At the end of the period	718	733	722
Average for the period	719	732	718
Denmark
At the end of the period	1,028	1,038	1,030
Average for the period	1,003	1,040	1,014
Baltic countries
At the end of the period	4,470	5,318	4,741
Average for the period	4,450	5,380	5,011
Eurasia
At the end of the period	1,069	935	1,024
Average for the period	1,048	911	962
Russia
At the end of the period	1	3	1
Average for the period	1	3	1
Turkey
At the end of the period	3	3	3
Average for the period	3	3	3
International Carrier
At the end of the period	535	794	555
Average for the period	545	817	658
Holding
At the end of the period	605	1,116	711
Average for the period	684	1,106	816
Corporate
At the end of the period	297	240	298
Average for the period	292	207	263

The Group
At the end of the period	26,192	27,741	26,694
Average for the period	25,302	26,822	25,906

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Quarterly Data

	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar
SEK in millions, except per share data	2004	2003	2003*)	2003*)	2003*)
Net sales	19,946	21,054	20,094	20,275	20,349
EBITDA	7,591	7,442	7,571	7,747	7,562
Depreciation, amortization and write-downs	-3,823	-4,559	-4,337	-4,310	-4,358
Income from associated companies	354	499	419	-620	84
Operating income	4,122	3,382	3,653	2,817	3,288
Income after financial items	3,834	3,100	3,353	3,121	2,772
Net income	2,344	2,696	1,792	1,544	1,639
Earnings/loss per share
Basic (SEK)	0.50	0.58	0.38	0.33	0.35
Diluted (SEK)	0.50	0.58	0.38	0.33	0.35
Investments	2,051	4,474	1,899	2,121	1,951
of which CAPEX	1,758	3,336	1,889	2,059	1,676
Cash flow from operating activities	3,984	6,651	6,581	7,736	5,586
Free cash flow	2,194	3,309	5,138	5,155	3,897

EBITDA excl. non-recurring items	7,200	7,143	7,915	8,070	7,562
Operating income excl. non-recurring items	3,761	3,330	4,177	4,036	3,288

*)	Restated

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Non-Recurring Items

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
Within EBITDA	392	—	-368
Restructuring charges, synergy implementation costs, etc.:
Sweden	—	—	-341
Finland	—	—	-70
Lietuvos Telekomas	—	—	-50
International Carrier	-5	—	-7
Provisions (FX rate effect):
International Carrier	-32	—	100
Capital gains:
Telia Finans	429	—	—
Within Depreciation, amortization and write-downs	-31	—	-203
Accelerated depreciation:
International Carrier	-26	—	—
Write-downs:
Lietuvos Telekomas	—	—	-120
International Carrier	-5	—	-54
Other	—	—	-29
Within Income from associated companies	—	—	-1,120
Capital gains/losses:
Bharti Mobile	—	—	341
Metro One	—	—	-110
Write-downs:
Metro One	—	—	-151
Infonet	—	—	-1,028
Provisions and other:
INGROUP, etc.	—	—	-172
Within Financial revenues and expenses	-111	-198	-22
Capital gains/losses:
Netia	—	—	594
Metro One	—	—	-48
Other financial investments	—	—	-42
Provisions:
Ipse (3G Italy)	—	—	-153
Write-downs:
Metro One	—	—	-12
Xfera (3G Spain)	-111	—	—
Other financial investments	—	-198	-361

Total	250	-198	-1,713

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Number of Customers1, 2)

	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
In thousands	2004	2003	2003	2003	2003
Consolidated operations
Mobile	12,397	11,957	11,491	11,109	10,772
Sweden	4,008	3,838	3,760	3,692	3,681
Finland	2,321	2,428	2,441	2,471	2,453
Norway	1,190	1,195	1,191	1,181	1,151
Denmark	544	525	504	484	438
Lithuania	1,101	1,052	965	905	856
Latvia	554	534	507	491	468
Eurasia	2,679	2,385	2,123	1,885	1,725
Internet	1,734	1,686	1,605	1,559	1,534
Sweden	1,239	1,222	1,185	1,155	1,130
of which broadband	423	399	380	365	346
Finland	310	299	274	265	268
of which broadband	174	150	119	103	94
Denmark, broadband	113	104	96	91	87
Lithuania	72	61	50	48	49
of which broadband	31	25	18	15	13
Cable TV, Denmark	196	195	192	191	189
Fixed voice	8,042	8,087	8,027	8,094	8,228
Sweden	6,248	6,283	6,330	6,356	6,393
Finland	790	804	691	702	712
Denmark	179	172	170	177	230
Lithuania	825	828	836	859	893
Associated companies
Mobile	27,689	25,667	23,982	21,895	20,312
Estonia	502	492	464	439	431
Russia	7,587	6,175	5,318	4,256	3,581
Turkey	19,600	19,000	18,200	17,200	16,300
Internet	92	76	66	63	57
Latvia, broadband	29	19	15	14	12
Estonia	63	57	51	49	45
Fixed voice	1,089	1,099	1,103	1,121	1,155
Latvia	652	654	657	671	694
Estonia	437	445	446	450	461

1)	For further operational data: www.teliasonera.com/ir

2)	As of January 1, 2004, TeliaSonera has harmonized the definitions of operational data for all reporting units. Numbers for 2003 have been restated in accordance with the new definitions.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

TeliaSonera January-March 2004 — Legal1)

Condensed Consolidated Income Statements

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions, except per share data and number of shares	2004	2003	2003
Net sales	19,946	20,674	82,425
Costs of production	-10,826	-11,936	-46,688

Gross income	9,120	8,738	35,737
Selling, admin., and R&D expenses	-5,781	-5,562	-23,161
Other operating revenues and expenses, net	429	12	1,752
Income from associated companies	354	84	382

Operating income	4,122	3,272	14,710
Net financial revenues and expenses	-288	-530	-811

Income after financial items	3,834	2,742	13,899
Income taxes	-1,246	-938	-3,850
Minority interests	-244	-195	-969

Net income	2,344	1,609	9,080

Earnings/loss per share (SEK)
Basic	0.50	0.35	1.95
Diluted	0.50	0.35	1.95

Weighted average number of shares (thousands)
Basic	4,675,232	4,644,354	4,667,618
Diluted	4,675,232	4,645,075	4,668,426

1)	Including Telia’s Finnish mobile operations and Swedish cable TV operations through May 31, 2003.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Balance Sheets

	March 31,	Dec 31,
SEK in millions	2004	2003
Assets
Intangible fixed assets	62,018	61,820
Tangible fixed assets	48,967	49,161
Financial fixed assets	38,175	42,061
Total fixed assets	149,160	153,042
Inventories, etc.	529	501
Receivables	20,348	24,170
Short-term investments	14,819	8,658
Cash and bank	3,715	3,689
Total current assets	39,411	37,018

Total assets	188,571	190,060
Shareholders’ equity and liabilities
Shareholders’ equity	116,344	112,393
Minority interests	3,736	3,441
Provisions for pensions and employee contracts	612	522
Deferred tax liability, other provisions	14,675	14,775
Total provisions	15,287	15,297
Long-term loans	15,318	25,867
Short-term loans	12,989	4,687
Non-interest-bearing liabilities	24,897	28,375
Total liabilities	53,204	58,929

Total equity and liabilities	188,571	190,060

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Cash Flow Statements

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
Cash flow before change in working capital	4,509	6,547	25,964
Change in working capital	-525	-930	479
Cash flow from operating activities	3,984	5,617	26,443
Intangible and tangible fixed assets acquired (cash CAPEX)	-1,790	-1,726	-9,092
Free cash flow	2,194	3,891	17,351
Cash flow from other investing activities	6,466	335	5,649
Total cash flow from investing activities	4,676	-1,391	-3,443
Cash flow before financing activities	8,660	4,226	23,000
Cash flow from financing activities	-2,572	-5,328	-16,412

Cash flow for the period	6,088	-1,102	6,588

Cash and cash equivalents, opening balance	12,069	5,465	5,465
of which short-term investments up to and including three months	8,380	2,634	2,634
of which cash and bank	3,689	2,831	2,831
Cash flow for the period	6,088	-1,102	6,588
Exchange rate differences in cash and cash equivalents	95	-30	16
Cash and cash equivalents, closing balance	18,252	4,333	12,069
of which short-term investments up to and including three months	14,537	578	8,380
of which cash and bank	3,715	3,755	3,689

Net interest-bearing liability, opening balance	8,847	25,034	25,034
Change in net borrowings	-1,849	-2,702	-16,485
Change in pension provisions	90	-119	298
Net interest-bearing liability, closing balance	7,088	22,213	8,847

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	March 31,	Dec 31,
SEK in millions	2004	2003
Opening balance	112,393	108,829
Transactions with outside parties	-5	-13
Differences arising from translation of foreign operations	1,486	-8,101
Inflation adjustments	131	2,427
Fair value measurement of securities available for sale	34	—
Gains/losses on instruments used to hedge cash flow	-39	-10
Dividend	—	-1,870
New share issue	—	2,051
Net income for the period	2,344	9,080
Closing balance	116,344	112,393

Long-Lived Assets

	Goodwill		Other intangibles		Tangibles
	March 31,	Dec 31,	March 31,	Dec 31,	March 31,	Dec 31,
SEK in millions	2004	2003	2004	2003	2004	2003
Opening balance	52,922	58,584	8,898	9,522	49,161	56,172
Purchases	19	1,902	135	1,292	1,719	8,446
Operations acquired	—	—	—	30	223	255
Dismantling/restoration	—	—	—	—		106
Sales/discards	—	—	-3	-131	-40	-356
Operations divested	—	—	—	-5	-123	-1,420
Reclassifications	-4	-458	186	432	-187	-455
Amortization, depreciation	-830	-3,450	-434	-1,686	-2,539	-11,872
Write-downs, reversals of write-downs	-8	-38	-11	-301	—	-332
CAPEX contribution from CATV customers	—	—	—	—	—	74
Advances	—	—	0	0	25	49
Inflation adjustments	—	—	—	—	3	-7
Exchange rate differences	941	-3,618	207	-255	725	-1,499
Closing balance	53,040	52,922	8,978	8,898	48,967	49,161

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Investments

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
CAPEX	1,758	2,153	9,373
Intangible fixed assets	93	516	850
Tangible fixed assets	1,665	1,637	8,523
Acquisitions	293	1,222	2,745
Goodwill and other fair value adjustments	136	1,153	2,413
Shares and participations	157	69	332

Total	2,051	3,375	12,118

Net Interest-Bearing Liability

	March 31,	Dec 31,
SEK in millions	2004	2003
Long-term and short-term loans	28,307	30,554
Less: Short-term investments, cash and bank	-18,534	-12,347

Net debt	9,773	18,207
Less: Interest-bearing financial assets	-2,473	-6,112
Interest-bearing receivables	-824	-3,770

Total net borrowings	6,476	8,325
Provisions for pensions	612	522

Total net interest-bearing liability	7,088	8,847

Changes in Share Capital

	Number of shares	Par value, SEK/share	Share capital, SEK thousand
Share capital, Dec 31, 2000	3,001,200,000	3.20	9,603,840
Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840
New share issue, Dec 3, 2002	1,604,556,725	3.20	5,134,582
Share capital, Dec 31, 2002	4,605,756,725	3.20	14,738,422
New share issue, Feb 10, 2003	69,475,344	3.20	222,321
Share capital, Dec 31, 2003	4,675,232,069	3.20	14,960,743
Share capital, March 31, 2004	4,675,232,069	3.20	14,960,743

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Financial Instruments

	March 31,	March 31,	Dec 31,	Dec 31,
	2004	2004	2003	2003
	Book	Fair	Book	Fair
SEK in millions	value	value	value	value
Equity participations in associated companies	20,353	30,753	20,401	23,315
Other holdings of securities	474	474	558	558
Other long- and short-term receivables	2,170	2,170	8,824	8,736
Short-term investments	282	282	278	278
Interest rate swaps received	4,861	4,861	2,178	2,178
Interest rate swaps paid	-4,731	-4,731	-2,084	-2,084
FX interest rate swaps received	6,053	6,053	5,989	5,989
FX interest rate swaps paid	-5,530	-5,530	-5,583	-5,583
Other currency derivatives	54	54	84	84

Total assets	23,986	34,386	30,645	33,471
Provisions for pensions	612	612	522	522
Long-term loans	15,403	15,865	25,940	27,023
Short-term loans	12,943	13,272	4,686	4,710
Interest rate swaps received	-1,310	-1,310	-1,314	-1,314
Interest rate swaps paid	1,501	1,501	1,442	1,442
FX interest rate swaps received	-1,803	-1,803	-1,795	-1,795
FX interest rate swaps paid	1,907	1,907	1,927	1,927
Other currency derivatives	26	26	85	85

Total liabilities	29,279	30,070	31,493	32,600
Less book value of:
- pensions	-612		-522
- accrued interest	-334		-332
- other currency derivatives	-26		-85
Book value of interest-bearing liabilities	28,307		30,554
FX swaps/forward contracts (portfolio)
Purchases of foreign currency	9,158	9,158	15,030	15,030
Sales of foreign currency	3,736	3,736	5,075	5,075

Deferred Tax

	March 31,	Dec 31,
SEK in millions	2004	2003
Deferred tax liability	8,574	8,537
Deferred tax asset (incl. valuation reserve)	-14,711	-14,960

Net deferred tax asset (-)/liability (+)	-6,137	-6,423

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Contingent Assets and Contingent Liabilities

	March 31,	Dec 31,
SEK in millions	2004	2003
Contingent assets	—	—
Collateral pledged
Real estate mortgages	20	20
Chattel mortgages	—	262
Shares in subsidiaries	—	570
Shares in associated companies	504	642
Current receivables	37	36
Blocked funds in bank accounts	1,285	1,259

Total	1,846	2,789
Contingent liabilities
Credit guarantees, associated companies	824	726
Performance guarantees, associated companies and other minority holdings	1,183	1,159
Other guarantees, etc.	858	1,038
FPG/PRI, other pension guarantees	176	176

Total	3,041	3,099

TeliaSonera has a dispute with Tele2 and Vodafone concerning interconnect prices in Sweden. TeliaSonera believes that it has recorded sufficient provisions.

Contractual Obligations

	March 31,	Dec 31,
SEK in millions	2004	2003
Intangible fixed assets	5	40
Tangible fixed assets	2,129	2,140
Indefeasible Rights of Use (IRU)	3	—
Associated companies and other minority holdings	3,457	3,093

Total	5,594	5,273

Exchange Rates

	Jan-Mar	Jan-Mar	Jan-Dec
Average SEK rate against	2004	2003	2003
EUR	9.182336	9.181832	9.124051
NOK	1.064468	1.213247	1.141992
DKK	1.232815	1.235705	1.227867
LVL	13.775377	14.743591	14.247708
LTL	2.659271	2.659541	2.642622
USD	7.345478	8.554819	8.082809
TRL 1,000,000	0.550930	0.510337	0.539126

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Basis for Presentation

General. As in the annual accounts for 2003, TeliaSonera’s consolidated financial statements for the three-month period ended March 31, 2004, have been prepared in accordance with International Financial Reporting Standards (IFRS/IAS). The parent company TeliaSonera AB’s financial statements have been prepared in accordance with the Annual Accounts Act and other Swedish regulations. This report has been prepared in accordance with IAS 34 “Interim Financial Reporting.”

Amounts and dates. Unless otherwise specified, all amounts are in millions of Swedish kronor (SEK) or other currency specified and are based on the three-month period ended March 31, 2004 for income statement items and as of March 31, 2004 for balance sheet items, respectively.

New accounting standards. On December 17, 2003, revisions to IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” were published. A further amendment to IAS 39, incorporating new provisions that permit, in certain cases, fair value hedge accounting for a portfolio hedge of interest rate risk (macro hedging), was published on March 31, 2004. The revised IAS 39 must be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted only if the revised IAS 32 is also early applied.

On December 18, 2003, IAS 15 “Information Reflecting the Effects of Changing Prices” was withdrawn and revisions were published to IAS 1 “Presentation of Financial Statements,” IAS 2 “Inventories,” IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” IAS 10 “Events after the Balance Sheet Date,” IAS 16 “Property, Plant and Equipment,” IAS 17 “Leases,” IAS 21 “The Effects of Changes in Foreign Exchange Rates,” IAS 24 “Related Party Disclosures,” IAS 27 “Consolidated and Separate Financial Statements,” IAS 28 “Investments in Associates,” IAS 31 “Interests in Joint Ventures,” IAS 33 “Earnings per Share,” and IAS 40 “Investment Property.” The effective date for all revised standards is January 1, 2005. Earlier application is encouraged.

The revised standards also supersede SIC 1 “Consistency — Different Cost Formulas for Inventories,” SIC 2 “Consistency — Capitalization of Borrowing Costs,” SIC 3 “Elimination of Unrealised Profits and Losses on Transactions with Associates,” SIC 5 “Classification of Financial Instruments — Contingent Settlement Provisions,” SIC 6 “Costs of Modifying Existing Software,” SIC 11 “Foreign Exchange — Capitalisation of Losses Resulting from Severe Currency Devaluations,” SIC 14 “Property, Plant and Equipment — Compensation for the Impairment or Loss of Items,” SIC 16 “Share Capital — Reacquired Own Equity Instruments (Treasury Shares),” SIC 17 “Equity — Costs of an Equity Transaction,” SIC 18 “Consistency — Alternative Methods,” SIC 19 “Reporting Currency — Measurement and Presentation of Financial Statements under IAS 21 and IAS 29,” SIC 20 “Equity Accounting Method — Recognition of Losses,” SIC 23 “Property, Plant and Equipment — Major Inspection or Overhaul Costs,” SIC 24 “Earnings Per Share — Financial Instruments that May Be Settled in Shares,” SIC 30 “Reporting Currency —

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Translation from Measurement Currency to Presentation Currency,” and SIC 33 “Consolidation and Equity Method — Potential Voting Rights and Allocation of Ownership Interest.”

IFRS 2 “Share-based Payment” (also replacing certain disclosure requirements in IAS 19 “Employee Benefits”) was published on February 19, 2004. IFRS 2 is effective for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. On March 31, 2004, IFRS 3 “Business Combinations” (superseding IAS 22 “Business Combinations”), IFRS 4 “Insurance Contracts” and IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” (superseding IAS 35 “Discontinuing Operations”) were published. Revisions to IAS 36 “Impairment of Assets” and IAS 38 “Intangible Assets”, in both cases related to IFRS 3, were also published on March 31, 2004.

Generally, IFRS 3 became effective for business combinations agreed to on or after March 31, 2004. Special transitional provisions apply to previously recognized goodwill, negative goodwill, intangible assets, and equity accounted investments. IFRS 4 is effective for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. IFRS 5 must be applied prospectively for annual periods beginning on or after January 1, 2005. Earlier application is permitted if sufficient information is available. The effective date of the revisions to IAS 36 and IAS 38 is April 1, 2004 (or date of adoption of IFRS 3 for intangible assets acquired in a business combination).

TeliaSonera’s future adoption of IFRS 4, IFRS 5 and of the revisions to IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 28, IAS 31, IAS 32, IAS 33 and IAS 39 will not entail any restatements of comparative figures. When adopting IAS 1 and IAS 27 TeliaSonera will have to recognize the share of equity owned by external shareholders not as a separate line item on the face of the balance sheet but as a separate component within shareholders’ equity. Likewise, the minority share of income will not be recognized as a separate line item on the face of the income statement but as a disclosure on the face of the income statement of the allocation of profit or loss for the period. TeliaSonera does not own assets of the type regulated by IAS 40.

Adoption of IFRS 2 entails, among other things, recognizing share-based payments to employees, suppliers, creditors and others at fair value on the date of grant. TeliaSonera is evaluating what effects, if any, IFRS 2 will have on its consolidated financial statements. Adoption of IFRS 3 and of the revisions to IAS 36 and IAS 38 involves, among other things, that goodwill will no longer be amortized but tested for impairment at least annually and that the minority interest should include minority shareholders’ part of the fair value of assets acquired and liabilities assumed. TeliaSonera is evaluating what effects IFRS 3 will have on its consolidated financial statements.

Change in estimates. Effective January 1, 2004, the depreciation rate for copper cables in the fixed local access network in Sweden has been changed from 8 years to 20 years and for switching equipment for ADSL customers from 3 years to 10 years.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Restated segment reporting. Some adjustments of TeliaSonera’s business organization were implemented in the first quarter of 2004. Hence, segment information in this report has been restated.

Restated quarterly data. In the fourth quarter of 2003, TeliaSonera finalized the allocation of goodwill to the various businesses acquired directly and indirectly in the merger with Sonera. The final allocation resulted, among others, in a reduction of goodwill related to the Turkcell shares, increasing operating income in 2003 by SEK 291 million. The adjustments were retroactively reflected in all quarters as follows.

	Jan-Dec	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar
SEK in millions	2003	2003	2003	2003	2003
Income from associated companies	291	64	93	73	61
of which amortization of goodwill and fair value adjustments	291	64	93	73	61
Operating income	291	64	93	73	61
Income after financial items	291	64	93	73	61
Income taxes	-113	-25	-36	-28	-24
Net income	178	39	57	45	37

Changes in Group Composition

Metro One. On January 14, 2004, TeliaSonera sold its remaining shareholding in Metro One Telecommunications, Inc.

INGROUP. At year-end 2003, the shareholders of INGROUP Holding AB, including TeliaSonera holding a 37 percent share, signed an agreement to sell all of their shares to Manpower. After approval by relevant competition authorities, the divesture was completed on February 20, 2004.

Sonera Zed. On January 13, 2004, Yahoo!, with reference to an existing put option, sold back its 16 percent holding in Sonera Zed Oy to TeliaSonera, whereby Sonera Zed became a wholly owned subsidiary of TeliaSonera.

Telia Finans. On January 15, 2004, TeliaSonera signed an agreement to sell its wholly owned subsidiary, the Swedish leasing company Telia Finans AB, to De Lage Landen International B.V. After approval by the Swedish Financial Supervisory Authority, the sale was completed on March 1, 2004.

Eutelsat. TeliaSonera’s minority holding in the satellite company Eutelsat S.A. was sold in February 2004.

Sturenportti. On February 27, 2004, TeliaSonera purchased all shares in the real estate company Kiinteistö Oy Sturenportti from Sonera Pension Fund.

Eesti Telekom. TeliaSonera presently holds 48.91 percent of the shares in AS Eesti Telekom. On April 14, 2004, TeliaSonera an-

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm nounced its decision to make a public cash offer for all the remaining issued shares in Eesti Telekom. The acceptance period for the offer begins on the date when the prospectus is published and will last for 42 days. The offer is conditional upon the offer being accepted to such an extent that TeliaSonera becomes the owner of not less than 85 percent of the total number of shares in Eesti Telekom. The offer is also conditional upon the approval of the Estonian Competition Board.

Related Party Transactions

The Swedish and the Finnish States. The TeliaSonera Group’s services and products are offered to the Swedish and the Finnish states, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish and Finnish states and their agencies, nor state-owned companies represent a significant share of TeliaSonera’s net sales or earnings.

Svenska UMTS-nät. TeliaSonera owns 50 percent of Svenska UMTS-nät AB. In the three-month period ended March 31, 2004, TeliaSonera sold services and products to Svenska UMTS-nät worth SEK 15 million and purchased services and products worth SEK 28 million. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility, TeliaSonera had, as of March 31, 2004, issued a guarantee of a maximum of SEK 3,500 million to the lenders and granted pledges of its shares in Svenska UMTS-nät.

Lattelekom. TeliaSonera holds a participating interest in the Latvian fixed-line operator Lattelekom SIA. In the three-month period ended March 31, 2004, TeliaSonera sold services and products to Lattelekom worth SEK 28 million and purchased services and products worth SEK 16 million.

MegaFon. TeliaSonera holds a participating interest in the Russian mobile operator OAO MegaFon. As of March 31, 2004, TeliaSonera had interest-bearing and non-interest-bearing claims on MegaFon of SEK 363 million.

Infonet. TeliaSonera owns a participating interest in the American company Infonet Services Corp. In the three-month period ended March 31, 2004, TeliaSonera sold services and products to Infonet worth SEK 10 million and purchased services and products worth SEK 38 million.

Telefos. TeliaSonera owns 49 percent of the shares in Telefos AB. As of March 31, 2004, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 428 million and had signed guarantees of SEK 120 million for commitments made by Telefos companies. In the three-month period ended March 31, 2004, TeliaSonera sold services and products worth SEK 21 million to the Telefos Group and bought services and products worth SEK 549 million. Some of the services purchased by TeliaSonera referred to construction of fixed assets.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Other relationships. In addition to those specified, TeliaSonera buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Loan Financing

In the first quarter of 2004, the positive cash-flow generation continued, in particular due to the divestment of Telia Finans.

Besides scheduled amortization of loans, TeliaSonera AB has, during the first quarter, prepaid loans held by companies within the Auria group, which was acquired in the latter part of 2003. Also in the first quarter, TeliaSonera AB conducted some buy-backs and advance cancellations of outstanding bonds originally issued by TeliaSonera Finland Oyj (former Sonera).

The intention is that TeliaSonera AB will make future refinancing of the outstanding TeliaSonera Finland debt, as well as new financing required for the Finnish operations.

Non-Cash Transactions

Vehicles. TeliaSonera leases vehicles through financial leasing. New acquisitions in the three-month period ended March 31, 2004 entailed non-cash investments of SEK 8 million.

Stock Option Schemes

At General Meetings of shareholders of TeliaSonera AB, a number of stock option schemes have been adopted. Summarized information about warrants outstanding as of March 31, 2004 by exercise price is as follows.

	Outstanding		Of which exercisable
		Remaining		Remaining
		contractual life		contractual life
Exercise price (SEK)	Number of warrants	(in years)	Number of warrants	(in years)
69.00	12,362,000	1.17	12,362,000	1.17
71.62	5,956,650	1.25	5,956,650	1.25

On March 31, 2004, the closing price for the TeliaSonera share on Stockholmsbörsen was SEK 32.60. Detailed information regarding the stock option schemes is presented in TeliaSonera’s Annual Report for 2003. By Board decisions in February and March 2004, all warrants of series 2002/2008:A-F and 2002/2010:A-F were cancelled, due to non-fulfillment of certain exercise criteria. If fully exercised, the outstanding stock options will entail an increase in share capital of approximately SEK 68 million, equal to a 0.5 percent increase in the number of shares.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Swedish GAAP

Differences in principles. TeliaSonera’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS/IAS). Effective January 1, 2004, IFRS/IAS deviates from Swedish GAAP, relevant to TeliaSonera, only with respect to write-ups of tangible fixed assets.

Translation into Swedish GAAP. Application of Swedish GAAP affects consolidated net income and shareholders’ equity as follows.

	Jan-Mar	Jan-Mar	Jan-Dec
SEK in millions	2004	2003	2003
Net income under IFRS/IAS	2,344	1,609	9,080
Write-up of tangible fixed assets	-200	—	—
Deferred tax	56	—	—
Net income under Swedish GAAP	2,200	1,609	9,080

SEK in millions	March 31, 2004	Dec 31, 2003
Shareholders’ equity under IFRS/IAS	116,344	112,393
Write-up of tangible fixed assets	4,749	4,949
Deferred tax	-1,330	-1,386
Shareholders’ equity under Swedish GAAP	119,763	115,956

Finnish GAAP

The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

This interim report has been prepared in accordance with chapter 2, section 5 of the Finnish Securities Markets Act. TeliaSonera prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS/IAS). The main differences between Finnish Accounting Standards (Finnish GAAP) and IFRS/IAS, relevant to TeliaSonera, are described in TeliaSonera’s Annual Report for 2003. There were no material changes in the first quarter of 2004.

Parent Company

The parent company TeliaSonera AB, which is domiciled in Stockholm, comprises the Group’s Swedish activities in development and operation of fixed networks and basic production of network services. The parent company also includes Group management functions and the Group’s internal banking operations.

Net sales for the first quarter were SEK 5,250 million (5,584), of which SEK 4,071 million (4,388) was billed to subsidiaries. Earnings before appropriations and taxes ended higher, at SEK 2,029 million (1,385), due to improved operating income. Earnings after appropriations and taxes were SEK 1,508 million (743).

Shareholders’ equity increased to SEK 97,678 million (96,269 at year-end). Retained earnings amounted to SEK 24,861 million (23,209).

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

The balance sheet total increased to SEK 140,423 million (137,112 at year-end). Cash flow from operating activities was SEK 1,802 million (2,241) and cash flow before financing activities improved to SEK 7,976 million (4,661). Net borrowings decreased, to SEK 2,808 million (3,196 at year-end). Cash and cash equivalents totaled SEK 15,089 million (8,809).

The equity/assets ratio (including the equity component of untaxed reserves) was 73.6 percent (74.2 at year-end).

Total investments for the first quarter amounted to SEK 545 million (3,068), including SEK 474 million (463) in tangible fixed assets, primarily fixed-line installations. Other investments totaling SEK 71 million (2,605, of which SEK 2,581 million reflected the purchase price consideration for Sonera) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, SEK 2 million (–) was provided through debt conversion.

As of March 31, 2004, the number of employees was 2,933 (2,982 at year-end).

Financial Information/“Underlying” Measures of Results of Operations

This interim report includes information on “underlying” measures of TeliaSonera’s results of operations, such as “EBITDA excluding non-recurring items” and “Operating income excluding non-recurring items.” EBITDA equals operating income before depreciation, amortization and write-downs, excluding income from associated companies. Non-recurring items include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera’s management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these “underlying” measures are presented to enhance the understanding of TeliaSonera’s historical operating performance.

These “underlying” measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of consolidated financial performance under IFRS/IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These “underlying” measures are not meant to be predictive of potential future results.

Interim Report January-March 2004. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Forward-Looking Statements

This interim report contains statements concerning, among other things, TeliaSonera’s financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera’s future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera’s market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.